                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 46)

                              DATAPOINT CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (Title of Class of Securities)

                                    238100200
                                 (CUSIP Number)

                       Asher B. Edelman, 717 Fifth Avenue
               New York, New York 10022, Telephone: (212) 371-7711
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                September 10, 1998
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON
                           Edelman Family Partnership, L.P.
_______________________________________________________________________________
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                       (a)  [x]
                                                                       (b)  [ ]
_______________________________________________________________________________
         (3)      SEC USE ONLY
_______________________________________________________________________________
         (4)      SOURCE OF FUNDS **
                  WC,OO
_______________________________________________________________________________
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
_______________________________________________________________________________
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
_______________________________________________________________________________
NUMBER OF                  (7)      SOLE VOTING POWER
                           41,415
SHARES            _____________________________________________________________
BENEFICIALLY      (8)      SHARED VOTING POWER
                                            - 0 -
OWNED BY          _____________________________________________________________
EACH              (9)      SOLE DISPOSITIVE POWER
                           41,415
REPORTING         _____________________________________________________________
PERSON WITH       (10)     SHARED DISPOSITIVE POWER
                                            - 0 -
_______________________________________________________________________________
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON
                  41,415
_______________________________________________________________________________
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
_______________________________________________________________________________
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0.2%
_______________________________________________________________________________
         (14)     TYPE OF REPORTING PERSON **
                           PN
_______________________________________________________________________________

Item 1.  Security and Issuer
-----------------------------------------------------------

                  Item 1 is hereby amended and restated as follows:

     (a) This  statement,  as amended,  relates to the common  stock,  par value
$0.25 per share ('Common Stock'), issued by Datapoint Corporation (the 'Company'), whose principal domestic executive offices are at 8410 Datapoint Drive, San Antonio, Texas 78229, and whose principal international executive offices are at 4 rue d'Aguesseau 75008 Paris, France.

     (b) This statement, as amended, pertains in limited respect to the $1.00 preferred stock, $20 liquidation preference per share ('Preferred Stock') issued by the Company. The Preferred Stock is a non-voting class of security. However, in the event that quarterly dividends payable on the Preferred Stock are in arrears in an aggregate amount at least equal to six full quarterly dividends (which need not be consecutive), the shares of Preferred Stock are exchangeable, at the option of the holder of the Preferred Stock while the arrearage exists, for two (2) shares of Common Stock, subject to the provisions of Delaware law limiting the rights of redemption by a corporation of its shares. Additionally, the failure to pay six (6) full quarterly dividends results in an automatic increase in the number of directors constituting the Board of Directors of the Company by two (2) persons, and the holders of the Preferred Stock are entitled to a special right, voting separately as a single class, to fill the two (2) new directorships at the next succeeding annual meeting of shareholders and at each succeeding annual meeting until the cumulative dividends have been paid in full.

     (c) This statement, as amended, also pertains in limited respect to the 8-7/8% Convertible Subordinated Debentures due June 1, 2006 issued by the Company ('Debentures'). The Debentures are a non-voting class of security. However, each one thousand dollar ($1,000.00) principal amount Debenture is convertible by the holder into 55.231 shares of Common Stock at any time prior to redemption or prior to June 1, 2006.

Item 2.  Identity and Background
-----------------------------------------------------------

                  Item 2 is hereby amended as follows:

                  (a)

     (i) Edelman Family Partnership, L.P., is a Delaware limited partnership whose managing partner is Asher B. Edelman and whose remaining general partners are Gerald N. Agranoff anad Irving Garfinkel.

     (ii) Irving Garfinkel has replaced David Berger as a Trustee of The Datapoint Corporation Supplemental Executive Retirement Plan.

     (b) The address of the principal business and principal office of Edelman Family Partnership is 717 Fifth Avenue, New York, New York 10022. The business address of Irving Garfinkel is 717 Fifth Avenue, New York, New York 10022.

     (c) The principal business of Edelman Family Partnership is that of an investment partnership.

     (d) None of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (exclusing traffic violations or similar misdemeanors).

     (e) Except as set forth on Schedule B hereto, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) All  natural  persons  referred  to above are  citizens  of the  United
States.


Item 4.  Purposes of the Transaction
-----------------------------------------------------------

     Item 4 is hereby amended and restated as follows:

     The purpose of the holding of shares of Common Stock, Preferred Stock and Debentures by Mr. Edelman and the other reporting persons is for investment. Mr. Edelman has been Chairman of the Company's Board of Directors and of the Board's Executive Committee since March 1985 and Chief Executive Officer of the Company since February 1993.

     Each of Mr. Edelman and the other reporting persons intends to review its investment in the Company on a continuing basis and, depending upon various factors, including the Company's business affairs and financial position, the price levels of the shares of the Common Stock, and conditions in the securities markets and general economic and industry conditions, will take such actions with respect to its respective investment in the Company as it deems appropriate in light of the circumstances existing from time to time. Such actions may include the acquisition of additional shares of the Common Stock, Preferred Stock and Debentures through open-market and privately negotiated transactions, and may, subject to applicable securities law, include the sale of some or all of its holdings in the open-market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.


Item 5.  Interest in Securities of the Issuer.
-----------------------------------------------------------

     Item 5(a) is hereby amended and restated as follows:

     (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 18,040,774 shares of Common Stock outstanding as of August 19, 1998, based upon information received from the Company.

     As of the close of business on September 10, 1998:

     (i)  Plaza  Securities   Company   ("Plaza")  owns  441,348  Common  shares
constituting 2.4% of the shares outstanding.

     (ii) A. B. Edelman Management Co., Inc. ("Edelman Management") owns no shares of Common Stock or Preferred Stock. As investment manager for Canal Capital Corporation ('Canal') and as sole general partner of Edelman Value Partners, L.P., Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the

     361,267 shares of Common Stock owned by Canal and the 357,175 shares of Common Stock, the 5,100 shares of Preferred Stock and the 44 Debentures (convertible in the aggregate to 12,630 shares) owned by Edelman Value Partners, L.P., respectively, totalling 731,072 beneficially owned shares. Such shares constitute approximately 4.0% of the shares outstanding (based upon 18,053,404 Common shares which would be outstanding following conversion of the Edelman Value Partners' Preferred Stock and Debentures).

     (iii) Canal Capital Corporation ("Canal") owns 361,267 shares of Common Stock constituting 2.0% of the Common shares outstanding.

     (iv) Edelman Value Partners, L.P. owns 357,175 shares of Common Stock, 5,100 shares of Preferred Stock, currently convertible into 10,200 Common shares and 44 Debentures, currently convertible into 2,430 Common shares, or a total of 369,805 beneficially owned shares, which constitute 2.0% of the shares outstanding (based upon 18,053,404 Common shares outstanding following conversion of the Preferred Stock and Debentures).

     (v) Regina M. Edelman owns 201,460 shares of Common Stock constituting 1.1% of the shares outstanding. Further by reason of the provisions of Rule 13d-3, Asher B. Edelman may be deemed to beneficially own such shares although such shares are expressly disclaimed by Mr. Edelman.

     (vi) Edelman Value Fund, Ltd. owns 636,400 shares of Common Stock, 9,100 shares of Preferred Stock, currently convertible into 18,200 Common shares and 97 Debentures currently convertible into 5,357 Common shares or a total of 659,957 beneficially owned shares, which constitute 3.7% of the shares outstanding (based upon 18,064,330 Common shares outstanding following conversion of the Preferred Stock and the Debentures.)

     (vii)  Felicitas   Partners,   L.P.  owns  6,290  shares  of  Common  Stock
constituting less than 0.1% of the shares outstanding.

     (viii) A. B. Edelman Limited Partnership owns 994,383 shares of Common Stock constituting 5.5% of the shares outstanding.

     (ix) The Uniform Gifts To Minors accounts for Mr. Edelman's three (3) daughters for which he is custodian own a total of 21,000 shares of Common Stock constituting 0.1% of the Common shares outstanding.

     (x) Edelman Family Partnership, L.P. owns 41,415 shares of Common Stock constituting 0.2% of the shares outstanding.

     (xi) Asher B. Edelman owns 5,000 shares of Common Stock in a Keough plan. He currently holds exercisable employee and director options on 305,000 shares of Common Stock, constituting approximately 1.7% of the shares outstanding (based upon the 18,345,774 Common shares which would be outstanding following the exercise of such options). By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the 3,406,924 shares of Common Stock beneficially owned by the foregoing persons and himself (which include options on 305,000 shares and 36,187 shares underlying the converted Preferred Stock and Debentures), constituting approximately 18.5% of the Common shares outstanding (based upon the 18,381,961 shares which would be outstanding following the exercise of such options and the conversion of such Preferred Stock and Debentures).

     (xii) The Canal Capital Corporation Retirement Plan (the 'Plan') owns 121,181 shares of Common Stock constituting 0.7% of shares outstanding.

     (xiii) The Datapoint Corporation Supplemental Executive Retirement Plan ("Datapoint Plan") owns 316,435 shares of Common Stock constituting 2.1% of the shares outstanding.

     (xiv) Certain other persons who are related to, affiliated with or customers of Mr. Edelman own Common Stock but are not members of the group of reporting persons due to the absence of voting or dispositive power over such shares. Such persons include: (A) Penelope Edelman, Mr. Edelman's former wife, who owns 17,204 shares of Common Stock constituting 0.1% of the shares outstanding; (B) three Uniform Gifts To Minors Accounts for the benefit of children of Mr. Edelman, of which Mr. Edelman's former wife is custodian, own 109,007 shares of Common Stock constituting approximately 0.6% of the shares outstanding; and (C) Mildred Ash owns 264,472 shares of Common Stock constituting 1.5% of the shares outstanding. Mr. Edelman expressly disclaims beneficial ownership of the foregoing shares.

     (xv) To the best knowledge of the reporting persons, certain directors, officers and/or general partners of the reporting persons own the following amounts of Common and Preferred Stock (based upon information reported by the Company or such individuals in public filings): (A) Gerald N. Agranoff, a director of Canal, a general partner of Plaza, an executive officer of Edelman Management, a general partner of Edelman Family Partnership, and a Trustee of the Datapoint Plan, currently owns 148,333 shares of Common Stock (consisting of exerciseable employee and director options for 148,333 shares), constituting approximately 0.8% of the outstanding shares; and (B) Irving Garfinkel, a general partner of Plaza, a general partner of Edelman Family Partnership, an executive officer of Edelman Management and a Trustee of the Datapoint Plan currently owns 25,000 shares of Common Stock (consisting of exerciseable director options for 25,000 shares) constituting approximately 0.1% of the outstanding shares. Mr. Edelman expressly disclaims ownership of the foregoing shares.

     Item 5(c) is hereby amended as follows:

     (c) All transactions in the Common Stock and in the Preferred Stock presently convertible into Common Stock within the 60 days preceding this Amendment by the reporting persons and, to the best knowledge of the reporting persons, by the other named individuals and entities above are reported on Schedule A hereto. Except as otherwise noted, all such transactions were open market transactions.

     (d) Not applicable.

     (e) Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   September 10, 1998


                            __________________________________
                           /s/  ASHER B. EDELMAN
                           Asher B. Edelman, individually and as attorney-in-fact for each of Plaza Securities Company, Canal Capital Corporation, A. B. Edelman Limited Partnership, Edelman Value Partners, L.P., Felicitas Partners, L.P., A. B. Edelman Management Co., Inc., Regina M. Edelman, Canal Capital Corporation Retirement Plan and Datapoint Corporation Supplemental Executive Retirement Plan and Edelman Value Fund, Ltd. under powers of attorney

                                   SCHEDULE A
                      (to Amendment No. 46 to Schedule 13D)

     Transactions in Datapoint Corporation Common Stock ("Comm"). [Including Preferred $1.00 Stock ("PfdA") and 8-7/8 Convertible Subordinated Debentures ('Deb') convertible into Common Stock]

                                       No. Shares
Date              Name                Bought (Sold)             Price



07/15/98  Data. Ret. Plan             (62,296) Comm             N/A*
08/28/98  A.B. Edelman L.P.            50,000  Comm            $ .5200
09/01/98  A.B. Edelman L.P.            50,000  Comm            $ .5200
09/08/98  Edelman Value Partners       10,000  Comm            $ .6250
09/09/98  Edelman Value Partners       50,000  Comm            $ .6000
09/09/98  Edelman Value Fund           10,000  Comm            $ .6250
09/10/98  Edelman Value Fund           10,000  Comm            $ .6250

*Distribution to a beneficiary on retirement